Exhibit 12.1
Statement of Computation of Ratios

	Year Ended December 31,					Six Months Ended
						June 30,
	2004	2005	2006	2007	2008	2009
	(in thousands)
Earnings:
Net loss	$(13,598)	$(38,487)	$(46,410)	$(26,411)	$(37,227)	$(10,681)
Add: Fixed charges	36	54	268	413	3,130	273
Less: Capitalized interest	—	—	—	—	—	—

Net loss, excluding fixed charges	$(13,562)	$(38,433)	$(46,142)	$(25,998)	$(34,097)	$(10,408)

Fixed Charges:
Interest expensed and capitalized	—	—	—	—	2,610	259
Estimated interest component of rent expenses	36	54	268	413	520	14

Total fixed charges	36	54	268	413	3,130	273

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Earnings were insufficient to cover fixed charges by $13.6 million, $38.4 million, $46.1 million, $26.0 million, $34.1 million and $10.4 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, and the six months ended June 30, 2009, respectively.